VIA EDGAR

April 23, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Chris White, Branch Chief

Re:	La Cortez Energy, Inc.
Form 8-K, Item 4.02
Filed April 10, 2009
File No. 333-138465

Dear Mr. White:

On behalf of our client, La Cortez Energy, Inc. (the “Company”), a Nevada corporation, we hereby respond to your letter to the Company dated April 17, 2009 with respect to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2009 (the “Current Report”).

Form 8-K Item 4.02, filed April 10, 2009

The Company expects to file with the Commission amended Forms 10-Q for 2008 to reflect the restatements to the Company’s financial statements as described in the Current Report within the next ten business days.

If you have any questions, please contact the undersigned at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

Cc:	Andres Gutierrez, President and CEO, La Cortez Energy, Inc.
Sandy Eisen, Division of Corporate Finance, Securities and Exchange Commission